FLY-E GROUP, INC.

136-40 39th Avenue

Flushing, New York 11354

VIA EDGAR

March 3, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Heather Clark Melissa Gilmore

Re:	Fly-E Group, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2024
Form 10-Q for the Fiscal Quarter Ended September 30, 2024
File No. 001-42122

Ladies and Gentlemen:

Fly-E Group, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 14, 2025, regarding the form 10-K for the Fiscal Year Ended March 31, 2024 and Form 10-Q for the Fiscal Quarter Ended September 30, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response.

Form 10-Q for the Fiscal Quarter Ended September 30, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations for the Six Months Ended September 30, 2024 and 2023, page 38

1.	You disclose on page 39 that you had a decrease in units sold “mainly due to recent lithium-battery accidents involved E-Bikes and E-Scooters.” However, you fail to state whether any of the accidents were attributable to Fly E-Bikes products or whether there were any other violations citing Fly E-Bikes. Please tell us your consideration of providing more robust disclosure concerning these events in accordance with Item 303(b)(2)(ii) of Regulations S-K so that investors are fully informed of the reasons for the decline in units sold and your sales.

Response: We respectfully advise the Staff that, the decrease in retail sales revenue is primarily due to recent lithium-battery incidents involving e-bikes and e-scooters. A surge in lithium-battery explosions in New York and the rest of the country has raised consumer concerns, leading to lower demand, mostly for e-bikes, as customers shift toward oil-powered vehicles. While some incidents have involved our products, we believe that the broader industry-wide impact has driven market hesitancy. Investigations into claims against us have often shown that incidents resulted from factors including consumer misuse, improper charging, counterfeit parts, third-party tampering, or misidentification of other brands. As of the date of this response, we are not aware of, nor have we been informed that we are the subject of, any governmental findings or penalties relating to product safety violations. Therefore, we do not believe that the decline in units sold and our sales were mainly attributable to our products. However, our sales may continue to be adversely impacted by heightened scrutiny of lithium battery safety. Such scrutiny may also impact our business in other ways, including increased compliance costs, shifting consumer preferences, and potential regulatory changes.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Wei Wang, of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Shiwen Feng
Name:	Shiwen Feng
Title:	Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP